SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): August 12, 2009

Alaska Pacific Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer Identification No.

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.133-4(c))

Item 2.02 Results of Operations and Financial Condition

On August 12, 2009, Alaska Pacific Bancshares, Inc. issued its earnings release for the quarter ended June 30, 2009. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1   Press Release of Alaska Pacific Bancshares, Inc. August 12, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: August 12, 2009   By: /s/Julie M. Pierce
                                         Senior Vice President and
                                          Chief Financial Officer

Exhibit 99.1

Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release

ALASKA PACIFIC BANCSHARES, INC. REPORTS
SECOND QUARTER EARNINGS FOR 2009

JUNEAU, Alaska, August 12, 2009 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB) ("Company"), the parent company of Alaska Pacific Bank ("Bank"), today announced its second quarter results for the period ended June 30, 2009. Net income not including preferred stock dividend and discount accretion for the second quarter of 2009 was $140,000. After preferred stock dividend and discount accretion of $74,000, net income available to common shareholders for the second quarter of 2009 was $66,000, or $0.10 per diluted share. This compares to a net loss for the second quarter ended June 30, 2008 of $761,000, or $1.14 per diluted share. "While earnings are not at the level we would like them to be, we are still pleased with our second quarter results as we continue to work through the reduction of classified assets. The core business of the Bank remains sound and continues to perform as expected, but there will continue to be downward pressure on earnings as we work through the resolution of these loans," stated Craig E. Dahl, President & Chief Executive Officer.

Mortgage banking income decreased $9,000 (3.9%) for the second quarter of 2009 compared to the quarter ended March 31, 2009 and increased $137,000 (163.1%) from the quarter ended June 30, 2008. The increase in mortgage banking income during the second quarter of 2009 compared to 2008 was associated with low interest rate refinancing. Other noninterest income for the second quarter of 2009 increased $46,000 (17.3%) from March 31, 2009 and decreased $21,000 (6.31%) from the quarter ended June 30, 2008. The increase in other noninterest income over prior quarter is primarily attributable to document preparation fee income and overdraft fee income. The decrease in noninterest income over the comparable period in the prior year was due to non-recurring income of $56,000 recognized in prior year from the cash proceeds received on shares redeemed associated with the Company's ownership in VISA and VISA's initial public offering and business combination.

Noninterest expense for the second quarter of 2009 increased $58,000 (2.6%) from March 31, 2009 and increased $41,000 (1.83%) from the quarter ended June 30, 2008. The increase in expense in the second quarter of 2009 is primarily related to an increase in FDIC assessments. During the quarter ended June 30, 2009 our FDIC assessment was $90,000 compared to $4,000 for the comparable period in 2008.

Provision for loan losses increased $30,000 for the quarter ended June 30, 2009 compared to the quarter ended March 31, 2009 and decreased $1.5 million compared to the quarter ended June 30, 2008. The allowance for loan losses at June 30, 2009 was $2.9 million, representing 1.7% of total loans outstanding. Total non-accrual loans were $7.2 million at June 30, 2009 compared with $5.8 million at March 31, 2009 and $5.6 million at June 30, 2008. In addition, the Bank's real estate owned and repossessed assets were $69,000 at June 30, 2009 compared to $408,000 at March 31, 2009 and $556,000 at June 30, 2008. There was a $20,000 net loan recovery for the quarter ended June 30, 2009 compared to a $5,100 net loan recovery for the quarter ended March 31, 2009. There were no net loan charge offs or recoveries for the quarter ended June 30, 2008.

Interest income decreased $92,000 (3.43%) to $2.6 million for the second quarter of 2009 compared to the first quarter of 2009, reflecting a 1.0% decrease in average loans in addition to a declining yield on loans and other earning assets. The net interest margin on average earning assets for the second quarter of 2009 was 4.74% in 2009 compared with 4.85% in the second quarter of 2008.

Loans (excluding loans held for sale) were $167.7 million at June 30, 2009, a decrease of $291,000, or 0.2% from March 31, 2009, and a decrease of $8.1 million, or 4.6% from June 30, 2008. Deposits at June 30, 2009, were $152.7 million, a $13.3 million (9.6%) increase from March 31, 2009 and a $7.1 million (4.5%) decrease from June 30, 2008.

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements as a result of a wide variety or range of factors including, but not limited to, the credit risk of lending activities, including changes in the level and trend of loan delinquencies and write-offs; results of examinations by our banking regulators including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses or write-down assets; interest rate fluctuations; economic conditions in the Company's primary market area and other market areas where the collateral for our loans is located; demand for residential, commercial real estate, consumer, and other types of loans; success of new products; competitive conditions between banks and non-bank financial service providers; regulatory and accounting changes; technological factors affecting operations; pricing of products and services; and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Accordingly, these factors should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements. The Company undertakes no responsibility to update or revise any forward-looking statement.

Contact: Julie M. Pierce
Senior Vice President and CFO   or
907-790-5135

Craig E. Dahl
President and CEO
907-790-5101

Alaska Pacific Bancshares, Inc.

Financial Highlights (Unaudited)

Second Quarter 2009

(dollars in thousands, except per-share amounts)

	June 30, 2009	March 31, 2009	June 30, 2008
Condensed Statement of Operations:			
Interest income	$ 2,593	$ 2,685	$ 3,052
Interest expense	523	553	843
Net interest income	2,070	2,132	2,209
Provision for loan losses	90	60	1,610
Mortgage banking income	221	230	84
Other noninterest income	312	266	333
Noninterest expense	2,280	2,222	2,239
Net income (loss) before income tax	233	346	(1,223)
Provision (benefit) for income tax	93	137	(462)
Net income (loss)	140	209	(761)
Preferred stock dividend and discount accretion			
Preferred stock dividend	59	37	-
Preferred stock discount accretion	15	9	-
Net income (loss) available to common shareholders	$66	$163	$(761)
Earnings (loss) per share:			
Basic	$ 0.10	$ 0.25	$ (1.17)
Diluted	$ 0.10	$ 0.25	$ (1.14)
Performance Ratios:			
Return on average equity	2.63%	4.50%	(16.57%)
Return on average assets	0.30	0.44	(1.57)
Yield on average interest-earning assets	5.94	6.08	6.70
Cost of average interest-bearing liabilities	1.55	1.56	2.33
Interest rate spread	4.39	4.52	4.36
Net interest margin on:			
Average interest-earning assets	4.74	4.83	4.85
Average total assets	4.45	4.52	4.56
Efficiency ratio (a)	95.72	92.66	88.08
Average balances:			
Loans	$ 168,908	$ 170,605	$ 175,819
Interest-earning assets	174,711	176,533	182,334
Assets	186,013	188,809	193,724
Interest-bearing deposits	117,823	126,493	129,566
Total deposits	143,390	151,260	154,568
Interest-bearing liabilities	135,306	141,373	144,559
Shareholders' equity	21,257	18,577	18,373
Average shares outstanding:			
Basic	654,486	654,486	650,428
Diluted	654,486	654,486	666,726

		June 30, 2009		March 31, 2009		June 30, 2008
Balance sheet data:						
Total assets	$	187,449	$	185,572	$	196,338
Loans, before allowance		167,694		167,985		175,767
Loans held for sale		793		937		3,369
Investment securities		2,883		3,118		3,439
Total deposits		152,715		139,376		159,853
Federal Home Loan Bank advances		10,177		22,348		14,862
Shareholders' equity		21,304		21,210		17,950
Shares outstanding (b)		654,486		654,486		654,486
Book value per share	$	25.25	$	25.10	$	27.43
Asset quality:						
Allowance for loan losses	$	2,864	$	2,753	$	3,564
Allowance as a percent of loans		1.71%		1.64%		2.03%
Nonaccrual loans	$	7,170	$	5,833	$	5,575
Total nonperforming assets		7,239		6,241		6,131
Impaired loans		15,257		13,792		6,227
Estimated specific reserves for impairment		1,614		1,080		2,365
Net charge offs (recoveries) for quarter		(20)		(5)		--
Net charge offs (recoveries) YTD		(25)		(5)		(1)
Real estate owned and repossessed assets		69		408		556

(a) Noninterest expense, divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes treasury stock.